Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation
Commission File No.: 001-08323

The following talking points were distributed to Cigna managers:

MANAGER – TO – EMPLOYEE TALKING POINTS

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As you learned in the letter from David Cordani, Cigna and Anthem have announced the agreement to form a new company, enhancing our position as a leader in the industry with the right mix of capabilities to deliver greater choice, access and affordability to meet the challenges of a new era.

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As a result of the combination of the two companies, complementary products and services, customers will have access to higher quality products, lower prices, and increased choice.  We will be creating a more effective competitor and more choice - across the board.

•	We do not expect changes to your day-to-day business as a result of this announcement. We expect the government reviews of this transaction to be complete in the second half of 2016.

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The companies remain separate and independent until closing and we will continue on our present, positive path until the reviews are complete and the combination is approved. Until closing, we expect you to continue to compete to win in your area as you have always done. Planned updates and enhancements to our current IT systems and processes are not impacted by today’s announcement.

•	I’m sure you have questions about what this means for you and the company. I want to take this opportunity to share with you why we believe this is the right transaction at the right time for Cigna.

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This combination creates a premier 21st century, fully-integrated global health service company. Together, we will serve more than 53 million medical customers and maintain partnerships and sales capabilities in over 30 countries. This transaction will enable the combined company to build upon each of their complementary capabilities to offer a wider choice of better solutions at a lower price in more service areas, all while enhancing the quality of care.  This is well-aligned with our Go Deep, Go Global, Go Individual strategy.

o	Together, our resources can enable us to continue to grow.

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Together, we will be even more strongly positioned to compete and accelerate the transition from yesterday's view of health insurance as a mechanism for financing the cost of illness to a strategy centered on maintaining and improving the health, well-being and sense of security of individuals.

o	The combined organization will help grow our provider partnerships and strengthen our ability to provide the high-quality products and services that our customers and clients expect.

•	The combined company will leverage the deep health care knowledge, talent and expertise of both organizations.

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Anthem shares our commitment to improving the health, well-being and sense of security of the communities we serve by delivering the highest quality and greatest value in health care benefits and services.

o	It’s also important to note that the combined company will be managed by executives from both organizations – with David Cordani as President and Chief Operating Officer.

•	Cigna and Anthem realize that change always brings with it some anxiety, but both organizations are committed to a smooth integration.

o	At this stage it’s too early to comment on specific plans for integration, but we are committed to keeping you updated as we have developments to share.

•	There is strong equity in the Cigna brand and the combined company will continue to use the Cigna brand across key markets, products and services.

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For us to be able to achieve our personal and organizational goals, it is very important that we all continue to deliver the excellent service our customers and business partners have come to expect from us.

•	More information about the transaction can be found on Your Cigna Life. The site will continue to be updated as more details are available.

•	If you or anyone on your team receive a call from the media, please contact Jon Sandberg to ensure accuracy of information. Only authorized company spokespeople should speak to the media.

Thank you.

MANAGER-TO-EMPLOYEE Q&A

Strategic Rationale

1.	We’ve been doing so well as a standalone company – why did we need to do a deal?

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Cigna has a proud history of serving customers dating back to our predecessor companies nearly 200 years ago. While our current company is only about 35 years old, we and the teams of employees before us have succeeded because we excel at new beginnings and revitalizing our services to meet the evolving needs of consumers.

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Through a combination with Anthem, we now have the opportunity to redouble our efforts to build a global health care service company and be an accelerant for improving health care and related services in markets around the world.

•	By bringing our two companies together, we will have the right mix of capabilities to deliver greater choice, access and affordability to meet these challenges.

•	We will have the ability to serve more than 53 million medical customers and maintain partnerships and sales capabilities in over 30 countries.

•	We are confident that with Anthem as our partner, we will have the ability to help drive even more meaningful change for our customers and partners around the world.

2.	Are we to presume that the announcement will be that we have been acquired?

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Technically, yes, that is how the transaction is legally structured. The way we think about it organizationally is that we are combining with Anthem to form a premier global health service company. Together after closing, we can accelerate our journey to deliver affordability and personalization aided by localization to achieve our goals.

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The combination gives us the right mix of presence and capabilities to deliver greater choice, access and affordability to meet the challenges of a new era. Cigna and Anthem are complementary businesses and this will bring together a range of expertise that will enable us to capture the opportunities being created by a rapidly evolving health care marketplace.

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There will be no immediate changes as a result of the announcement. Anthem and Cigna will continue to operate separately and independently until the transaction closes. We certainly understand you will have some questions about the proposed transaction, but it will business as usual until the transaction is completed and we ask all of you to focus on your existing jobs and serving our customers like you do so well today.

3.	How did we resolve all of the concerns we had about this combination as expressed in our June 21 letter?

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The Anthem team worked tirelessly with us to ensure that all of our initial concerns were addressed. Anthem afforded us access to critical information and we conducted a thorough due diligence review. We have concluded that while these factors are complex, we believe we are able to manage the risk, and are confident that this combination will deliver the best value creation for all stakeholders.

Leadership and Jobs

4.	Can we presume David would lead the new combined entity? How should we think about the fact that David will not lead the combined company?

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After closing, we expect to create a new company with more than $115 billion in revenues. David will be President and COO and together with the Chairman and CEO will play an integral role in the integration planning and management and decision-making of the combined organization.

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Specifically, he will be accountable for running all business segments of Anthem after closing. The new company will have the best talent from around the world – a change in roles is natural. Our people and expertise complement Anthem’s. We will bring together diverse experiences, expertise and leadership to deliver on multiple strategic priorities in a rapidly evolving health care marketplace.

5.	Who will be on the combined entity’s senior management team and what is the reporting structure?

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The senior management team will not be announced at this time but all parties acknowledge the talented leadership teams both organizations bring to this transaction and the new organization will look for the best ways to leverage the talents of these individuals from both companies.

6.	When will job (synergy) decisions be made – who will make them? How many jobs cuts are anticipated?

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At this stage it’s too early to comment on specific plans for integration, but we are committed to keeping you updated as we have developments to share. Only a handful of senior officers of the company will be authorized to work with Anthem leaders on integration planning, so you should continue to work only with Cigna employees. While planning decisions will be taken with care, our goal is to keep times of uncertainty as short as possible.

7.	I am a market facing employee in one of the following markets (Georgia, Missouri, Colorado, California, New York, Virginia, Ohio, Indiana, Wisconsin and Connecticut) – what happens to me?

•	There are no immediate changes as a result of the announcement. Anthem and Cigna will continue to operate separately and independently until the transaction closes.

•
At this stage it’s too early to comment on specific plans for integration, but we are committed to keeping you updated as we have developments to share. Only a handful of senior officers of the company will be authorized to work with Anthem leaders on integration planning, so you should continue to work only with Cigna employees. While decisions will be taken with care, our goal is to keep times of uncertainty as short as possible.

8.	I am in the National Segment and/or the IFP segment – what happens to me?

•	There are no immediate changes as a result of the announcement. Anthem and Cigna will continue to operate separately and independently until the transaction closes.

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At this stage it’s too early to comment on specific plans for integration, but we are committed to keeping you updated as we have developments to share. Only a handful of senior officers of the company will be authorized to work with Anthem leaders on integration planning, so you should continue to work only with Cigna employees. While decisions will be taken with care, our goal is to keep times of uncertainty as short as possible.

9.	I am in the Total Health and Network organization and am currently working on a deal with a delivery system partner. What do I do now and what do I tell our partner?

•	There are no immediate changes as a result of the announcement. Anthem and Cigna will continue to operate separately and independently until the transaction closes.

•
At this stage it’s too early to comment on specific plans for integration, but we are committed to keeping you updated as we have developments to share. Only a handful of senior officers of the company will be authorized to work with Anthem leaders on integration planning, so you should continue to work only with Cigna employees. While decisions will be taken with care, our goal is to keep times of uncertainty as short as possible.

10.	What does this mean for our employees in business functional areas like Finance or TH&N?

•	There are no immediate changes as a result of the announcement. Anthem and Cigna will continue to operate separately and independently until the transaction closes.

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Our work on establishing delivery system alliances will continue as planned as will our physician engagement strategy through Cigna Collaborative Care. As employees representing different business and functional areas identify ways to work together most effectively, further decisions will be made and communicated.

Business Implications

11.	Does Anthem have any business outside the U.S. and what are the implications as the businesses combine / integrate?

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Anthem’s leading presence here in the U.S. is highly complementary to our broad geographic presence both in the U.S. and internationally. As a result, the combined company will be well-positioned for future growth across a range of attractive and expanding health services in the United States, as well as services for employers and individuals globally.

12.	What will this mean for hiring new talent?

•	We will continue to be diligent in our hiring plans, and ensure that we have the right talent to continue to compete and win in the marketplace.

13.	What are the implications for our joint ventures?

•	Business within the two companies will be conducted as usual because the companies remain separate and independent until closing, which is expected in the second half of 2016.

•	As employees representing different business and functional areas identify ways to work together most effectively after closing, further decisions will be made and communicated.

14.	How will International and Group businesses fit into the combined company?

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A key element of Cigna's success in the last five years has been the diversity of our portfolio, and these two businesses have contributed to our top and bottom line results and will be a very attractive part of our combined organization.

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The International and Group businesses will remain critical to the combined company as we expand cross-selling and grow across a range of attractive and expanding health and related services for employers and individuals across all life stages globally.

15.	Does this combination mean that our multi-site customers will have access to Blue Card discounts?

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Our national accounts platform has been recognized as creating value for employers through our range of successful physician and employee engagement programs. We will begin to review all options to determine what will be in the best interest of our clients and customers post-close. We expect the transaction to be completed in the second half of 2016.

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For now, the companies remain separate and independent until closing and we will continue on our present, positive path until reviews are complete and the combination is approved. This announcement has no impact on the current open enrollment process and will not affect existing plans.

•	Many decisions will need to be made as the two companies prepare to combine. We’ll keep you updated as details like these are decided.

16.	What does this mean for our employees in network and medical management?

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There are no immediate changes as a result of the announcement. Anthem and Cigna will continue to operate separately and independently until the transaction closes. As employees representing different business and functional areas identify ways to work together most effectively after closing, further decisions will be made and communicated.

17.	How will Anthem’s existing relationship with Bupa outside the U.S. impact our international business?

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This is one of the many questions that we will decide how to address as we prepare the companies to combine. In the meantime, there are no immediate changes as a result of the announcement. Anthem and Cigna will continue to operate separately and independently until the transaction closes.

18.	What are the implications for Bupa’s Blue Cross Blue Shield product?

•	From now until closing, Cigna and Anthem will continue to operate as separate companies, so no change to Cigna's clients and customers.

•	Cigna continues to offer the preeminent suite of solutions for the globally mobile in over 200 countries around the world.

•	Cigna’s clients and customers will continue to receive the same high levels of service and broad, seamless access in the United States and around the globe to which they are accustomed.

•	After closing, the combination will provide enhanced choice and access for clients and customers receiving care in the United States.

•	Anthem’s deep local focus and local market leadership combined with Cigna’s geographic breadth and specialty capabilities will deliver more options in more localities.

•	Over time we’d expect additional, exciting opportunities to better serve our current and prospective clients and customers.

19.	How should we address any market or media speculation?

•	There’s no point in commenting on speculation. While it is a long timeframe and there is a lot of work to do, we believe that we are going to get this deal done.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.